Exhibit 77C

Morgan Stanley European Equity Fund Inc.
Special Stockholder Meeting
June 24, 2013

For Class W stockholders of the Fund to approve an amendment to the Fund's corporate charter and a Plan of Reclassification for the Fund pursuant to which Class W shares will be reclassified as Class I shares.

For:			5,260.665 shares
Against:		0 shares
Abstain:		0 shares
Broker Non-Vote:	0 shares